Wi-Tron, Inc.
59 LaGrange Street, Raritan, NJ 08869
Tel (908) 253-6870 Fax (908) 253-6875

October 29, 2008

United States
Securities and Exchange Commission
Washington, DC 20549
Attn.: David Burton

Re:	Wi-Tron, Inc.; File No. 0-21931; Item 4.02; Form 8-K filed October 10, 2008; response to comment letter dated October 14, 2008

Dear Mr. Burton:

Following are responses to each of your follow-up questions regarding the Form 8-K filed on October 10, 2008.

1)
We will file restated financial statements reflecting the effects of the adjustment by amendment of our Form 10-Q for the three and six month periods ended June 30, 2008. We expect to file the amendment on or before November 10, 2008.

2)	The following is our reply regarding the adequacy of our disclosure controls and procedures:

The Principal Accounting Officer of the Company, upon knowledge of the factors that would lead to the Company's restatement of prior period reports, acted promptly to determine the effect on the disclosure controls and procedures of the Company. Furthermore, the Principal Accounting Officer of the Company promptly discussed the matters referred to above with the Company’s Board of Directors and independent registered public accountants.

The Principal Accounting Officer of the Company, upon knowledge of the factors that would lead to the Company's restatement of prior period reports, acted promptly to determine the effect on the disclosure controls and procedures of the Company. Furthermore, the Principal Accounting Officer of the Company promptly discussed the matters referred to above with the Company’s Board of Directors and independent registered public accountants.

In previous reporting periods, we believe that we did not have a material weakness in our controls over financial reporting related to revenue recognition. This event has brought to light this weakness, which, although material, appears to be an isolated occurrence related to billing one specific customer. We have already instituted new procedures for reviewing the billing, balance tracking and revenue recognition pertaining transactions with this customer. We will also apply these review procedures to transactions with other customers with whom we may engage in similar transactions in the future.

* * * *

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We believe that we have responded fully to all of your questions in the letter. You may contact Stewart W. Robinson, our financial reporting consultant, (212) 785-9700 ext. 459 or at (917) 405-4900 to answer additional inquiries.

Sincerely,

/s/ Tarlochan S. Bains
Tarlochan S. Bains Principal Accounting Officer